Exhibit 99.1

ZEEKR Announces September 2024 Delivery Update

HANGZHOU, China, October 01, 2024 – ZEEKR Intelligent Technology Holding Limited ("ZEEKR" or the "Company") (NYSE: ZK), a global premium electric mobility technology company, today announced its delivery results for September 2024.

ZEEKR delivered 21,333 vehicles in September 2024, a 77% year-over-year increase. Year-to-date, ZEEKR has delivered 142,873 vehicles in 2024, representing 81% growth over the same period last year. As of the end of September 2024, ZEEKR’s cumulative deliveries reached 339,506.

On September 20, 2024, ZEEKR officially unveiled its premium electric five-seater SUV, the ZEEKR 7X, with deliveries commencing the very next day. The ZEEKR 7X is designed to challenge the conventional, seamlessly combining luxurious comfort with robust off-road capabilities, making it ideal for both urban and challenging conditions.

About ZEEKR

ZEEKR (NYSE: ZK) is a global premium electric mobility technology brand from Geely Holding Group. ZEEKR aims to create a fully integrated user ecosystem with innovation as a standard. ZEEKR utilizes Sustainable Experience Architecture (SEA) and develops its own battery technologies, battery management systems, electric motor technologies, and electric vehicle supply chains. ZEEKR’s value is equality, diversity, and sustainability. Its ambition is to become a true mobility solution provider.

ZEEKR operates its R&D centers and design studios in Ningbo, Hangzhou, Gothenburg, and Shanghai and boasts state-of-the-art facilities and world-class expertise. Since ZEEKR began delivering vehicles in October 2021, the brand has delivered around 340,000 vehicles to date including the ZEEKR 001, ZEEKR 001 FR, ZEEKR 009 MPV, luxury sedan, ZEEKR 7X and ZEEKR X urban SUV. ZEEKR has announced plans to sell vehicles in global markets, and has an ambitious roll-out plan over the next 5 years to satisfy the rapidly expanding global EV demand.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com